SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

BUTLER INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK OF $.001 PAR VALUE

(Title of Class of Securities)

123649105

(CUSIP Number)

DAVID M. KNOTT, 485 Underhill Boulevard, Suite 205,

Syosset, New York 11791-3419 (516) 364-0303

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)

(See Rule 13d-7).    ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No.    123649105

1.	Names of Reporting Persons. I.R.S. Identification No. of above person (Entities Only).	David M. Knott

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*	00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 622,800 8. Shared Voting Power 373,800 9. Sole Dispositive Power 622,800 10. Shared Dispositive Power 373,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	996,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11)	8.8%

14.	Type of Reporting Person*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 5 Pages

SCHEDULE 13-D

Item 2. Identity and Background

The first paragraph of Item 2 is amended to read in full as follows:

This statement is being filed by David M. Knott, an individual whose business address is 485 Underhill Boulevard, Syosset, New York 11791, David M. Knott is referred to herein as the “Reporting Person.”

Item 3. Source and Amount of Funds or Other Consideration

The last three sentences of Item 3 are amended to read in full as follows:

Neither the Partnership nor any of the Managed Accounts individually owns more than five percent of the Common Stock. The aggregate amount of consideration used by the Reporting Person in making such purchases was $309,887. This amount includes all purchases of the Common Stock made by the Reporting Person.

Item 4. Purpose of Transaction

The word “Persons” is amended to read “Person” in the first Sentence.

Item 5. Interest in Securities of the Company

(a) Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 996,600 shares of Common Stock, which represents 8.8% of all outstanding Common Stock.

(b) Mr. Knott individually has the sole power to vote and to dispose of 539,000 shares of Common Stock held in the Partnership’s account and, as managing member of KPM, of 74,500 shares held in the account of the 3(c)(7) Fund. As President of Dorset, Mr. Knott (i) has the sole power to vote and dispose of 9,300 shares of Common Stock held in two clients’ accounts and (ii) shares with each of Dorset’s other clients the power to vote and dispose of that part of the 364,500 shares held in each such client’s respective account.

(c) Each transaction in the Common Stock made by the Reporting Person during the past sixty (60) days is described on Schedule 1 annexed hereto. Except as indicated on Schedule 1, all such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

(d) Of the 996,600 shares of Common Stock beneficially owned by Mr. Knott, 373,800 shares are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such 373,800 shares of Common Stock. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

(e) Because of an increase in the number of the issued and outstanding shares of Common Stock, the Partnership no longer owns 5% or more of the issued and outstanding shares of Common Stock as of the date hereof. Accordingly, the cover page naming the Partnership as a reporting person has been deleted, as have all references to the Partnership as a reporting person in this Schedule.

Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ David M. Knott
David M. Knott

Dated: June	14, 2004

Page 4 of 5 Pages

Schedule 1

Transaction Date	Transaction Type	Number Of Shares	Price Per Share ($)

5/5/04	Purchase	4,000	2.03
5/6/04	Purchase	6,700	2.02
5/7/04	Purchase	4,200	2.04
5/10/04	Purchase	8,800	2.05
5/11/04	Purchase	3,300	2.17
5/12/04	Purchase	10,000	2.11
5/13/04	Purchase	3,000	2.12
5/14/04	Purchase	1,700	2.09
5/17/04	Purchase	5,000	2.17
5/18/04	Purchase	18,200	2.16
5/19/04	Purchase	17,900	2.27
5/19/04	Sale	16,900	2.27
5/20/04	Purchase	4,000	2.20
5/21/04	Purchase	213	2.19
5/24/04	Purchase	1,887	2.18
5/25/04	Purchase	700	2.19
5/26/04	Purchase	9,300	2.35
5/27/04	Purchase	5,000	2.50
5/28/04	Purchase	4,400	2.49
6/1/04	Purchase	7,400	2.36
6/2/04	Purchase	4,300	2.28
6/3/04	Purchase	4,500	2.36
6/7/04	Purchase	6,100	2.49
6/10/04	Purchase	7,400	2.41

Page 5 of 5 Pages